October 10, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR NOVEMBER 2006

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest or the Trust) announces that the distribution payable November 15th, 2006 will be $0.25 per Trust Unit.  The ex-distribution date is October 19th, 2006 and the record date is October 23rd, 2006.  This represents an 11% annualized pre-tax cash-on-cash yield based on the October 6th closing price.

Using a Canadian to U.S. dollar exchange rate of 0.88, the distribution amount is approximately US$0.22 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

This reduction in the distribution level is necessitated by continued weakness in natural gas prices. Natural gas prices for November delivery (at October 6th) traded at C$6.43 per thousand cubic feet, down 50% from November 2005 levels. Natural gas prices for the winter heating season November to March (at October 6th) traded at C$7.70 per thousand cubic feet.

Throughout 2006, natural gas markets have experienced downward pressure due to a warmer than average winter, which led to above average storage levels.  The above-average storage levels have been sustained throughout the summer months, placing continued downward pressure on prices. Natural gas demand tends to soften during the shoulder season of September and October, due to variable heating and/or cooling demand. The above-average storage levels have exacerbated this situation. For the remainder of 2006, PrimeWest has approximately 70% of natural gas production hedged through costless collars and 52% of natural gas production hedged in the first quarter 2007, which protects the downside price received for natural gas sales while providing for participation in upside movement in commodity prices.

Production guidance for 2006 remains within the range of 39,000 to 40,000 barrels of oil equivalent (BOE) per day, with over 68% of production currently weighted to natural gas.  PrimeWest has reduced the 2006 capital program to approximately $275 million from the $300 million announced in July 2006, reflecting the continued weakness in commodity prices. PrimeWest anticipates providing 2007 guidance in November 2006.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com. For Investor Relations inquiries, please contact:

Diane Zuber, CFA

Investor Relations Advisor

Direct:  403-699-7356          Toll-free:  1-877-968-7878          E-mail:  investor@primewestenergy.com

Endnotes

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